SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2003

Benetton Group S.p.A.

Via Villa Minelli, 1 - 31050 Ponzano Veneto, Treviso - ITALY

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F __X__   Form 40-F _____

(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes _____   **No** <u>X</u>

TABLE OF CONTENTS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Benetton Group S.p.A.

By: /s/ Luciano Benetton

_____

Name: Luciano Benetton

Title: Chairman

Dated: September 11, 2003

Board approves company reorganization and calls shareholders' meeting

HALF-YEAR ACCOUNTS APPROVED: NET PROFIT 50 MILLION EURO, NORMALISED NET INCOME +23%

Executive Committee to be formed

Ponzano, 11 September 2003. Benetton Group's Board of Directors has approved results for the first half of the year, including consolidated revenues of 969 million euro, with two percent volume growth in the clothing division. Revenues were influenced by the reduced contribution from the sporting equipment brands (disposed of during the period) and by exchange rate trends against the US dollar and the yen, without which net sales would have been in line with those of the first six months of 2002.

Normalised consolidated net income, before extraordinary and non-reoccurring items which consisted mainly of the Italian companies' tax amnesty and the writedown of certain assets relating to the commercial network, was 73 million euro, up from 60 million euro in the first half of 2002.

The gross operating income, at 415 million euro against 453 million for the first half of 2002, suffered from the previously mentioned currency impact and from a different product mix.

Income from operations was 130 million euro, with little change on the first half of 2002, thanks chiefly to a reduction in general and administrative costs. Ordinary income (income from operations less net financial charges and foreign exchange gains/losses) came to 122 million euro, rising one point as a percentage of revenues (12.6%) thanks to the positive effect of exchange rate hedging policies.

Self-financing for the period was 157 million euro, compared with 188 million in the first half of 2002.

Net indebtness improved from 613 million euro as of 31 December 2002 to 571 million euro at the end of June, due mainly to the sale of the sporting equipment brands.

Net of currency impact and taking account of the sporting equipment division disposal, revenues should be in line with those of the previous year. The group moreover expects to close 2003 with a normalised net income at least matching the (normalized) 128 million euro of 2002. Investment for the year should see little change on 2002, while net indebtness is likely to decline sharply, thanks in part to the cash flow generated by the sale of the sporting equipment division.

The Board of Directors also approved the proposal for the company reorganization, which aims to decentralize operational activities into dedicated units. The move is intended to bring the corporate and operational structure into line with the group's new strategies, improve the efficiency and competitiveness of the individual areas run by specific operating companies and, ultimately, bring the group ever closer to its market. A shareholders' meeting has been called for the necessary approvals.

Lastly, the Board of Directors voted to form an Executive Committee made up of Chairman Luciano Benetton, Managing Director Silvano Cassano, and Directors Alessandro Benetton and Gianni Mion, in the interests of faster and more effective decision-making.

For further information: +39 0422 519036
www.benetton.com/press
www.benetton.com/investors

Group results (in millions of Euro)

Consolidated income statement

(millions of Euro)	1st half 2003	%	1st half 2002	%	Change	%
Revenues	969	100.0	1,002	100.0	(33)	(3.2)
Cost of sales	(554)	(57.2)	(549)	(54.8)	(5)	1.0
Gross operating income	415	42.8	453	45.2	(38)	(8.3)
Variable selling costs	(58)	(5.9)	(61)	(6.1)	3	(4.2)
Contribution margin	357	36.9	392	39.1	(35)	8.7
General and administrative expenses	(227)	(23.5)	(257)	(25.6)	30	(11.7)
Income from operations	130	13.4	135	13.5	(5)	(3.8)
Gain (losses) on foreign exchange	10	1.0	0	0.0	10	n.s.
Financial charges, net	(17)	(1.8)	(19)	(1.9)	2	(11.5)
Ordinary income	122	12.6	116	11.6	6	5.8
Extraordinary income (expenses)	(27)	(2.8)	(8)	(0.8)	(19)	n.s.
Income before taxes	95	9.8	108	10.8	(13)	(11.5)
Income taxes	(44)	(4.5)	(48)	(4.8)	4	(7.1)
Income attributable to minority interests	(1)	(0.1)	(0)	0.0	(1)	n.s.
Net income	50	5.2	60	6.0	(10)	(15.4)
Normalized net income	73	7,6	60	6.0	13	22,7

Financial situation

(millions of Euro)	06.30.2003	12.31.2002	Change	06.30.2002
Working capital	777	798	(21)	846
Assets due to be sold	9	114	(105)	-
Total capital employed	1,703	1,768	(65)	1,931
Net indebtedness	571	613	(42)	702
Shareholders' equity	1,117	1,141	(24)	1,215
Minority interests	15	14	1	14

Summary statement of cash flows

(millions of Euro)	1st half 2003	1st half 2002
Self-financing	157	188
Change in working capital	(22)	(45)
Net operating and financial investments	(79)	(82)
Disposal of sport equipment	119	-
Sale and purchase of financial fixed assets, net	(37)	2
Payment of dividends	(64)	(75)
Payment of taxes	(40)	(61)
Net financial (requirements)/surplus	34	(73)

Benetton Group S.p.A. results

Statement of income

(in millions of euro)	1st half 2003	%	1st half 2002	%	Change	%
Revenues	947	100.0	987	100.0	(40)	(4.1)
Cost of sales	(669)	(70.7)	(667)	(67.6)	(2)	0.3
Gross operating income	278	29.3	320	32.4	(42)	(13.2)
Variable selling costs	(61)	(6.4)	(62)	(6.3)	1	(2.6)
Contribution margin	217	22.9	258	26.1	(41)	(15.8)
General and administrative expenses	(123)	(13.0)	(122)	(12.3)	(1)	1.6
Income from operations	94	9.9	136	13.8	(42)	(31.3)
Gain on foreign exchange	11	1.2	1	0.1	10	n.s.
Financial charges, net	(14)	(1.5)	(17)	(1.8)	3	(18.0)
Extraordinary income/(expenses)	101	10.7	(8)	(0.8)	109	n.s.
Income before taxes	192	20.3	112	11.3	80	71.7
Income taxes	(79)	(8.3)	(50)	(5.1)	(29)	56.4
Net income	113	12.0	62	6.2	51	84.1

Financial situation

(in millions of euro)	06.30.2003	12.31.2002	06.30.2002
Working capital	584	551	610
Assets due to be sold	-	54	-
Total capital employed	1,365	1,383	1,474
Net indebtedness	866	934	960
Shareholders' equity	499	449	514